

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 21, 2010

Donald Barney
Chief Financial Officer
First Real Estate Investment Trust of New Jersey
505 Main Street
Hackensack, New Jersey 07601

> **Re: First Real Estate Investment Trust of New Jersey**
> **Form 10-K for the Fiscal Year Ended October 31, 2009**
> **Filed January 14, 2010**
> **File No. 000-25043**

Dear Mr. Barney:

We have completed our review of your filing and do not have any further comments at this time.

Sincerely,

Jennifer Gowetski
Senior Counsel